ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
October 25, 2007 (ASX Announcement & Media Release – Stokes Bay-1 Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

25 October 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)
Logging conducted; Preparing to run casing prior to testing

FAR has been advised by ARC Energy Limited that drill pipe conveyed logging has now been conducted. Preliminary interpretations are included in the attached well summary report.

Current operations at the well comprise pulling out of the hole to run casing prior to testing the Nullara Formation. The test will determine the fluid type and flow characteristics of the reservoir.

The original planned depth of the well was 2,505mMD. On reaching this depth, the operator proposed deepening the well to approximately 2,800mMD to evaluate the Upper Devonian aged Nullara carbonates. FAR elected to participate at its existing 8% interest.

A Drilling Report on the Stokes Bay-1 well is contained in the attached well summary sheet.

Operator Comment:

"While the loss of mud to the Nullara Fm has created operational difficulties that have now been overcome, we are encouraged by the presence of both porosity and significant permeability in the Nullara reef section. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin, and we note that it is host to oil production at Blina some 100km to the SE.

The planned test of the Nullara Fm will determine fluid type and flow characteristics of the reservoir. The Stokes Bay-1 intersection of the Nullara Fm is 80m up dip of the Pt Torment 1 intersection which did not have the vugular porosity developed, but nevertheless tested gas at low rates."

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

STOKES BAY-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	25th October 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	1024 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Proposed Total Depth (measured KB):	2800 metres
Prognosed drilling time:	15 days
Spud Date:	0930 hrs, WST 3 October 2007
Present Depth at 0600 hrs:	2755m MD
Time of Reporting:	0600 hrs, WST 25th October 2007
Operations Since Last Report:	Since last report on Thursday October 18th, drill pipe conveyed logging has been conducted. Drillpipe conveyed logs rather than wireline logs have been run to TD due to hole condition. Preliminary interpretation of these logs indicates: a) The Anderson Sands have some zones with potential oil saturations. The commercial significance of those zones will require formation testing to evaluate. Testing of the Anderson zones would follow operations to evaluate the deeper Nullara Fm. A joint venture decision on testing of the Anderson awaits availability of the test program and any relevant information to be derived from testing the Nullara Fm. b) The top of Nullara Formation has been interpreted at 2722m MD. Below 2732m MD, the log quality is severely degraded by interpreted large scale vugular porosity such that quantitative interpretation is not possible. In addition to earlier reported drilling fluid (mud) losses into the Nullara section, there have been continued losses while conditioning the well for logging and preparing to case the hole. Because of the losses and subsequent lack of mud and cuttings

	returns from TD, there is no indication of fluid content in the Nullara porous section. As of 0600 today the wellbore is now properly stabilised and the forward plan is to run 178mm (7") casing prior to testing the Nullara Fm. As described in last week's announcement, all JV partners are participating in the shallow part of Stokes Bay-1 (above 2589m MD). However, less than all parties are participating in the well below 2589m MD such that equity levels in this part of the Stokes Bay-1 well (below 2589m MD) are: • ARC Energy Limited – 69.25% (Operator) • Emerald Oil & Gas NL - 12.75% • Pancontinental Oil & Gas NL - 10.0% • First Australian Resources Limited - 8.0% Under the Joint Venture Operating Agreement, the non-participating parties in the deeper part of the well (Empire, Phoenix and Indigo) retain a future right to earn back into the well by the payment of penalties.
Current Operations:	POOH to run Casing
Hydrocarbon indications:	Mud gas and oil shows as noted in the Anderson Fm. No returns or shows from the Nullara Fm due to mud loss.
Comment:	While the loss of mud to the Nullara Fm has created operational difficulties that have now been overcome, we are encouraged by the presence of both porosity and significant permeability in the Nullara reef section. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin, and we note that it is host to oil production at Blina some 100km to the SE. The planned test of the Nullara Fm will determine fluid type and flow characteristics of the reservoir. The Stokes Bay-1 intersection of the Nullara Fm is 80m up dip of the Pt Torment 1 intersection which did not have the vugular porosity developed, but nevertheless tested gas at low rates.
Participants in the Permit (post earning):	Empire Oil and Gas NL - 14.8% ARC Energy Limited - 38.95% (Operator) Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%

A time versus depth chart follows:

Canning Basin Stokes Bay - 1

Spud Date: 09:30hrs 3rd October 2007 **DATE:** 25/10/2007

General Well Data

Planned TD: 2500mMD / 2130m TVSS **Drill Floor Elevation:** 18.1m amsl

Summary @06:00hrs WST

POOH to run 7" casing



ARC ENERGY
Canning Basin Stokes Bay-01
(Exploration Well from KO)
Predicted Progress Stokes Bay 1
Actual Progress Stokes Bay 1
Spud Stokes Bay -1 at 09:30hrs 3rd October 2007
Anderson Formation Marine Member
Primary Target
Nullara Limestones
Expected TD 2500mMD
2130mTVSS
Depth (Measured below Rotary Table in metres)
Days

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au